UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Other Relevant Information, dated June 5, 2025	3

Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com

Pursuant to the provisions of article 227 of the Law 6/2023, of March 17, on Securities Markets and Investment Services, Grifols, S.A. (the "Company") hereby informs about the following

OTHER RELEVANT INFORMATION

(i)	The Ordinary General Shareholders' Meeting held on today's date, on second call, has passed the proposals submitted to the shareholders' approval.

Furthermore, it is hereby expressly noted that item 6.5 (Ratification of the appointment by co-option of Mr. Paul S. Herendeen as a member of the Board of Directors), has not been submitted to a vote given that the minority shareholders FF Hybrid LP, Flat Footed Series LLC-Fund3, GP Recovery Fund LLC, Mason Capital Master Fund, L.P., and Sachem Head LP have grouped their shares (a total of 8.4% of the Company's voting rights) and have designated Mr. Paul S. Herendeen as a director in exercise of their right to proportional representation.

The complete text of the proposals is attached hereto as Annex 1 and may also be viewed on the Company's website ( www.grifols.com).

(ii)	The Company's Board of Directors, at its meeting held today 5 June 2025 after the Ordinary General Shareholders' Meeting, has unanimously resolved the following:

(a)	to appoint Mrs. Anne-Catherine Berner as new Chairperson of the Company's Board of Directors;

(b)	to remove the position of Lead Independent Director of the Board of Directors, role held by Mrs. Montserrat Muñoz Abellana, given the Chairperson of the Board is now an independent Board member and, thus, such position is not mandatory by law;

(c)	to reorganize the Committees of the Board so that, as of the date hereof, they are composed as follows, as well as re-naming the Sustainability Committee as the "Sustainability, Communication and Reputation Committee":

Audit Committee

Director	Position	Category
Mr. Íñigo Sánchez-Asiaín Mardones	Chairperson	Independent
Mrs. Montserrat Muñoz Abellana	Member	Independent
Mr. Pascal Ravery	Member	Independent
Mrs. Laura de la Cruz Galán	Secretary (non- member)

Appointments and Remuneration Committee

Director	Position	Category
Mrs. Montserrat Muñoz Abellana	Chairperson	Independent
Mrs. Susana González Rodríguez	Member	Independent
Mr. Tomás Dagá Gelabert	Member	Other External
Mr. Víctor Grifols Deu	Member	Proprietary
Mr. Paul S. Herendeen	Member	Proprietary
Mrs. Núria Martín Barnés	Secretary (non- member)

Sustainability, Communication and Reputation Committee

Director	Position	Category
Mrs. Susana González Rodríguez	Chairperson	Independent
Mrs. Enriqueta Felip Font	Member	Independent
Mrs. Anne-Catherine Berner	Member	Independent
Mr. Albert Grifols Coma- Cros	Member	Proprietary
Mr. Raimon Grifols Roura	Member	Proprietary
Mrs. Núria Martín Barnés	Secretary (non- member)

In Barcelona, on 5 June 2025

Ms. Núria Martín Barnés Secretary to the Board of Directors

ANNEX I

GRIFOLS, S.A.

PROPOSED RESOLUTIONS TO BE SUBMITTED TO THE GENERAL

SHAREHOLDERS' MEETING

(4 / 5 June 2025)

First.	Review and approval, as the case may be, of the individual annual accounts and management report, as well as the proposal for allocation of results relating to the fiscal year ended December 31, 2024.

A.	To approve the Company’s individual annual accounts, which are composed of the balance sheet, the profit and loss account, the statement of changes in net equity, the cash flow statement and the annual report, as well as the individual management report, relating to the fiscal year ended December 31, 2024, which show losses in thousands of Euros of EUR 83,138.

The Company's individual annual accounts correspond to the audited accounts and will be deposited with the Commercial Registry.

B.	In accordance with the submitted annual accounts, to approve the following allocation of results in thousands of Euros:

To Voluntary Reserve:	EUR	(83,138)
TOTAL	EUR	(83,138)

Second.	Review and approval, as the case may be, of the consolidated annual accounts and management report relating to the fiscal year ended December 31, 2024.

To approve the consolidated annual accounts of the Group, which are composed of the consolidated balance sheet, the profit and loss account, the statement of changes in net equity, the cash flow statement and the annual report, as well as the management report of the Group, relating to the fiscal year ended December 31, 2024.

The Company's consolidated annual accounts correspond with the audited accounts and will be deposited with the Commercial Registry.

Third.	Review and approval, as the case may be, of the consolidated non-financial information statement included in the consolidated management report relating to the fiscal year ended December 31, 2024.

To approve the consolidated non-financial information statement included in the consolidated management report relating to the fiscal year ended December 31, 2024. Such statement has been subject to verification in accordance with the current regulations.

Fourth.	Review and approval, as the case may be, of the performance of the Board of Directors throughout the fiscal year ended December 31, 2024.

To approve the management of the Board of Directors, at both Company and Group level, throughout the fiscal year ended December 31, 2024.

Fifth.	Appointment of Deloitte Auditores, S.L. as the independent assurance services provider (verificador de la información sobre sostenibilidad) of the Company and its consolidated group to carry out the assurance of sustainability information (para realizar la verificación de la información sobre sostenibilidad) corresponding to fiscal years 2025-2027, inclusive, subject to certain conditions precedent.

Subject to the conditions precedent described below, appoint as independent assurance services provider (verificador de la información sobre sostenibilidad) of the Company and its consolidated group to carry out the assurance of sustainability reporting (para realizar la verificación de la presentación de información sobre sostenibilidad), Deloitte Auditores, S.L., registered in the Official Registry of Auditors (Registro Oficial de Auditores de Cuentas del Instituto de Contabilidad y Auditoría de Cuentas) under number S0692, with registered office in Madrid, Plaza Pablo Ruiz Picasso número 1, Torre Picasso, registered in the Commercial Registry of Madrid, under Volume 13,650, Section 8, Folio 188, Sheet M-54414, inscription 96, and provided with Tax Identification Card number B-79104469, for a term of three years, that is, for the fiscal years 2025, 2026, and 2027, inclusive.

The effectiveness of this appointment is subject to the fulfillment of the following conditions precedent:

A.	In the event that any of the following two circumstances occurs:

i.	the approval of the law transposing Directive (EU) 2022/2464 of the European Parliament and of the Council of December 14, 2022 amending Regulation (EU) No 537/2014, Directive 2004/109/EC, Directive 2006/43/EC, and Directive 2013/34/EU, as regards corporate sustainability reporting (the “Directiveˮ) within the fiscal year 2025; or

ii.	in the absence of approval of a transposing law of the Directive, the direct application within the fiscal year 2025 of the provisions of the Directive, provided that said Directive meets the necessary conditions to be directly applicable.

B.	The requirement, pursuant to (i) the Directive, or (ii) the law implementing the Directive, to appoint an independent assurance services provider (verificador de la información sobre sostenibilidad) of the Company to carry out the assurance of sustainability reporting for fiscal year 2025.

Likewise, authorize the Chairman, the Chief Executive Officer, the Secretary non-member and the Vice Secretary non-member of the Board of Directors so that any of them, individually and joint and severally, may complete, complement, and/or develop this appointment as necessary and, specifically, to comply with the legal provisions in force at the time of fulfilling the aforementioned conditions precedent for the effective formalization and execution of this resolution.

Sixth.	Dismissal, resignation and re-election and/or appointment or ratification, as the case may be, of the members of the Board of Directors. Modification, if applicable, of the number of members of the Board of Directors:

6.1.	Information on the non re-election of Mr. Thomas Glanzmann to his position as a member of the Board of Directors.

As anticipated in the communication of Other Relevant Information to the CNMV dated 25 February 2025, acknowledge that the Company's Board of Directors has not proposed the re-election of Mr. Thomas Glanzmann to his position as a member of the Company's Board of Directors, at his request as communicated by him to the Board of Directors, after having served as a director of Grifols for 19 years. The Board of Directors thanks him for the services provided up to date and approves his performance.

6.2.	Amendment of the number of members of the Board of Directors.

As anticipated in the communication of Other Relevant Information to the CNMV dated 25 February 2025, it is resolved to reduce the number of members of the Board of Directors to twelve (12) members.

In case that any of the resolutions proposed under items 6.3, 6.4 and 6.5 below is not adopted, the number of members of the Board of Directors shall be further reduced to the effective number of directors actually on board.

6.3	Re-election of Mr. Víctor Grifols Deu as a member of the Board of Directors.

To re-elect Mr. Víctor Grifols Deu as a member of the Board of Directors for a term of four (4) years and with effects as of the date of this General Shareholders' Meeting.

It is expressly stated that this proposal has the favorable report from the Appointments and Remuneration Committee, and in accordance with said report from the Committee, Mr. Grifols Deu will continue to be considered as a “proprietaryˮ director.

In order to approve this resolution, the shareholders shall be provided with this proposal, the Board of Directors' report regarding the competence, experience and merits of the director and the abovementioned report of the Appointments and Remuneration Committee, in compliance with the Capital Companies Act (Ley de Sociedades de Capital).

6.4.	Ratification of the appointment by co-option of Mr. Pascal Ravery as a member of the Board of Directors.

To ratify, prior proposal of the Appointments and Remuneration Committee, the appointment of Mr. Pascal Ravery by the co-option procedure, in accordance with the Board of Director's resolution dated 8 December 2024, who accepted on 9 December 2024, as a member of the Board of Directors of the Company. His term of office ends on 14 June 2028, which corresponds to the term of the previous director whom he replaced.

It is expressly stated that, according to said proposal of the Committee, Mr. Ravery will continue to be considered as an “independentˮ director.

In order to approve this resolution, the shareholders shall be provided with this proposal and with the Board of Directors' report regarding the competence, experience and merits of the director, in compliance with the Capital Companies Act (Ley de Sociedades de Capital).

6.5.	Ratification of the appointment by co-option of Mr. Paul S. Herendeen as a member of the Board of Directors.

This item has not been submitted to a vote as the shareholders FF Hybrid LP, Flat Footed Series LLC-Fund3, GP Recovery Fund LLC, Mason Capital Master Fund, L.P., and Sachem Head LP designated Mr. Paul S. Herendeen as a director in exercise of their right to proportional representation.

Seventh.	Amendment of article 7 of the Regulations of the General Shareholders' Meeting.

In view of the mandatory report of the Board of Directors, amend article 7 of the Regulations of the General Shareholders' Meeting, consisting on the competences of the General Shareholders' Meeting to adequate its content to the applicable law currently in force, as well as for introducing technical improvements in its wording.

The mentioned article will read as follows (in italics):

Article 7 . Competence of the General Meeting

1.	The General Shareholders’ Meeting, duly called and summoned, shall decide on all matters relating to its competence, in accordance with the Law and the Articles of Association.

2.	In particular, the General Shareholders’ Meeting shall be in charge of passing the following resolutions:

(a)	the approval, as the case may be, of the corporate management and of the annual accounts and the allocation of the results;

(b)	the appointment and dismissal of the members of the Board of Directors;

(c)	the appointment and removal, in accordance with the legal requirements, of the Auditors;

(d)	the amendment of the Articles of Association;

(e)	the increase and reduction of the share capital, with suppression, if applicable, of the preferential subscription right; the delegation to the Board of Directors, within the terms foreseen by law, of the authority to set the date or dates for the execution of the agreed capital increase; the authorisation to the Board of Directors to increase the capital pursuant to the provisions contained in article 297.1.b of the Companies Act (Ley de Sociedades de Capital);

(f)	the transformation, merger, split-off and dissolution of the Company, as well as those transactions with an effect equal to the liquidation of the Company;

(g)	the establishment, pursuant to any legal requirements, of the remuneration policy of the Board of Directors, which shall be aligned with the remuneration system established in the articles of association, and the application, as the case may be, of remuneration systems for board members based on the delivery of shares, option rights over shares, or incentives related to the value of the Company shares;

(h)	the authorisation for the derivative acquisition of own shares;

(i)	the exercise of the Company’s action for liability, according to requirements established by Law;

(j)	the approval and amendment of the Regulations of the General Shareholders’ Meeting;

(k)	the creation of a corporate web page;

(l)	the acquisition, transfer or contribution of essential assets to another company;

(m)	the transfer to controlled entities of essential activities developed until that point by the Company, although the Company retains full control of said entities;

(n)	the approval of related-party transactions whose amount or value is equal to or higher than that established by Law from time to time; and

(o)	any other matter attributed to it by law of by the Articles of Association.

Eighth.	Consultative vote on the Annual Remuneration Report.

Pursuant to the provisions of article 541.4 of the Capital Companies Act (Ley de Sociedades de Capital), to submit the Annual Remuneration Report to a consultative vote of the General Shareholders’ Meeting.

Ninth.	Approval of the directors' remuneration policy of the Company.

In accordance with article 529 novodecies of the Capital Companies Act (Ley de Sociedades de Capital) and prior to the report by the Appointments and Remuneration Committee, approve the directors' remuneration policy of the Company (the "Policy") that was made available to the shareholders at the time of calling of this General Shareholders' Meeting. The new Policy will be applicable from the date of its approval by this General Shareholders' Meeting until fiscal year 2028, included.

Tenth.	Approval of a 2025 Equity Incentive Plan.

A.	To approve a long-term variable compensation plan based on the award of shares (the “2025 Equity Incentive Plan” or the “Plan”) for the members of the senior management team and other key employees of the Company and its affiliates (together with the Company, “Grifols”).

The Plan, offered on a one-time basis, will be implemented under the following basic terms and conditions:

1. Participants:

The participants of the Plan include members of the senior management team of Grifols, as well as selected company executives (others) (the “Participants”).

Currently, the group of potential Participants is composed of approximately 35 individuals, 11 of them members of the senior management team.

As explained in the Company's Remuneration Policy, the Company's Chief Executive Officer is not a participant of the Plan, nor is the Chief Financial Officer.

Eligibility of any new Participants who are members of the senior management team will be decided by the Company's Appointments and Remuneration Committee. A special committee led by the Company's Chief Executive Officer will have the authority to grant awards for Participants who are not members of the senior management team.

2. Purpose of the Plan:

The 2025 Equity Incentive Plan has been designed to align the interests of Participants with those of the Company’s shareholders and to support the Company’s long-term success by encouraging sustainable value creation. It aims to attract, retain and motivate key talent in an increasingly competitive global environment, foster long-term commitment to the Company’s strategic objectives, and reinforce a compensation strategy that is aligned with prevailing market standards. In addition, the Plan is structured to meet the expectations of proxy advisors and institutional investors, and addresses the identified gap in the Company’s total compensation offering, particularly for certain critical roles and geographies. The Plan is intended as a highly selective, performance-linked incentive that complements existing short-term remuneration structures.

3. Instruments:

For the Participants who are members of the senior management team, the Plan exclusively provides for the grant of performance share units (“Performance Shares”), with the purpose of aligning the remuneration of senior executives with the interests of shareholders and the long-term strategic goals of the Company.

For the Participants who are not members of the senior management team, the Plan provides for the grant of: (i) Performance Shares (65% of the award) and (ii) fidelity shares (35% of the award). These two award vehicles are designed to serve complementary purposes, reinforcing both retention and performance-based reward within a unified long-term incentive framework.

4. Term of the Plan:

The Plan shall have a minimum vesting period of three (3) years from the grant date (29 April 2025), subject to the approval of the Ordinary Meeting. Vesting will therefore take place on 29 April 2028.

Awards shall not vest earlier than three (3) years after the date of grant.

5. Maximum number of shares:

The maximum number of Class A shares of the Company that may be delivered under the Plan shall be 1,032,671 (based on a reference price per share of €9.0171), corresponding to a maximum total cost of €9,311,594.12.

1 NTD: the reference price being the average of share price in Mercado Continuo prior 90 trading days from 28th April, 2025.

6. Requirements and conditions for the delivery of the shares:

The specific number of shares within the established maximum that will be delivered to the Participants at the end of the Plan will be subject to and determined based on the achievement of the set objectives for the Participant in each case.

The proposed percentages have been defined with a conservative approach, balancing market competitiveness with internal equity and sustainability.

•	50% Base Salary for senior management team for the entire three years of the Plan.

•	35% Base Salary for other executives for the entire three years of the Plan.

These percentages have been defined considering total compensation benchmarking.

The specific payout for the Participants who are members of the senior management team will be decided by the Board of Directors prior proposal of the Company's Appointments and Remuneration Committee.

The specific payout for the Participants who are not members of the senior management team will be decided by the special committee led by the Company's Chief Executive Officer.

Awards shall be subject to:

a.	the Participant’s continuous service within the Group during the Term of the Plan;

b.	having achieved an average annual performance evaluation of at least “3” out of “5” under Grifols' Performance System, which is the global process used to evaluate employee performance, assess potential and ensure constructive feedback about competences and professional development. The process gives to employee and manager the opportunity to work collaboratively on setting goals, identifying development opportunities, and understanding how the individual work aligns with the larger organizational objectives; and

c.	in the case of Performance Shares, the attainment of the relevant performance metrics for the applicable performance period based on relative total shareholder return (“TSR”) as compared to a defined peer group, as explained below.

7. Performance Metrics for Performance Shares:

The vesting of Performance Shares under the Plan shall be subject to the attainment of specific performance objectives over the applicable performance period.

For the members of the senior management team, the performance criteria is exclusively 100% linked to relative TSR (“Relative TSR”). Relative TSR compares the Company’s total shareholder return (including share price appreciation and dividends) against a pre-defined peer group of companies operating in the biotechnology and pharmaceutical industries.

Following a detailed assessment, Relative TSR was selected as the most suitable performance metric. This decision was based on its strong alignment with shareholder value creation and its wide adoption in the market.

Relative TSR directly links a portion of compensation to the Company's ability to create sustainable value for shareholders, as measured against a relevant peer group. Additionally, Relative TSR as performance indicators is widely recognized and adopted in long-term incentive plans among leading companies, ensuring competitiveness and alignment with global standards. Furthermore, this metric provide a clear and measurable framework to assess performance, which enhances internal accountability and external credibility.

The following payout curve shall apply to the Relative TSR metric, based on Grifols’ position within the peer group ranking:

•	Below the 40th percentile (position below 8): 0% payout

•	40th to 60th percentile (positions 8 to 11): 60% payout

•	60th to 75th percentile (positions 12 to 14): 100% payout

•	75th to 85th percentile (positions 15 to 16): 120% payout

•	90th percentile and above: 150% payout

The peer group has been selected to reflect companies that: (i) operate on a global scale in the biotech or pharma sectors, (ii) develop and commercialize end-to-end drug solutions or excipients, (iii) are comparable in terms of business model and geographic presence and (iv) are not involved in medical devices, OTC products, veterinary medicine, or healthcare services.

The peer group includes entities from two sources:

i.	Companies included in the ISS P4P peer group for Grifols; and

ii.	Additional Grifols-selected comparables operating internationally or in similar markets and considered relevant to its main business, operating model and investor base.

This performance measure ensures alignment between executive rewards and shareholder value, and provides an objective, market-based assessment of long-term value creation.

The peer group used for assessing Relative TSR includes the following companies: CSL, Lonza, Takeda Pharmaceutical, UCB, Bayer, Biogen, BioMerieux, Genmab, Moderna, Recordati, Eurofins, Ipsen, Jazz Pharmaceuticals, Hikma, Richter Gedeon Lundbeck, Organon & Co, Bausch Health.

These companies were selected based on their relevance to Grifols´ operation model and industry positioning an include members of the ISS P4P peer group, and other companies chosen by Grifols as appropriate market comparators. ISS creates peer groups based on revenues and sector. Companies included in Grifols' peer group is based on business similarities.

The special committee may update or adjust the peer group if needed, to reflect changes in industry conditions or corporate structure, ensuring continued alignment with the principles outlines herein.

8. Determination of level of achievement and payout:

For Participants who are members of the senior management team, the Appointments and Remuneration Committee will monitor the objectives and the level of achievement will be determined by the Board of Director's upon recommendation by the Appointments and Remuneration Committee.

For Participants who are not members of the senior management team, the special committee led by the Company's Chief Executive Officer will monitor the objectives and determine their level of achievement.

The Plan’s payment curve allows for payouts ranging from 0% to 150% of the target award, depending on the level of achievement of the performance criteria.

The specific payout for Participants who are members of the senior management team will be decided by the Board of Directors prior proposal of the Company's Appointments and Remuneration Committee.

The specific payout for the Participants who are not members of the senior management team will be decided by the special committee led by the Company's Chief Executive Officer.

9. Holding period and clawback:

The Plan includes:

•	A holding period of one (1) year following delivery of vested shares, unless the Participant maintains property, at the time of the intended transfer, of sufficient shares equivalent in value to an amount of at least twice his or her fixed annual remuneration through the ownership of shares, options or other financial instruments.

•	A clawback provision, requiring the return of awards or their cash equivalent in case of fraud, unethical behavior or errors in the performance metrics that led to vesting.

B.	To authorize the Board of Directors, with express powers of substitution, to implement, develop, formalize, execute and, where appropriate, modify the Plan, adopting any resolutions and signing any documents that may be necessary or advisable for its full effectiveness, including, without limitation, the following powers:

1.	To formalize and execute the Plan at its discretion and in the manner it deems appropriate, and to take any actions necessary or advisable for its effective implementation.

2.	To develop and establish the specific conditions of the Plan in all aspects not provided for in this resolution, including the power to determine the consequences of a change of control, early settlement events, and fulfilment of any applicable vesting conditions.

3.	To interpret, clarify, correct and complete the Plan in all aspects not expressly addressed in this resolution.

4.	To adapt the content of the Plan and take any actions needed to ensure its alignment with applicable laws, macroeconomic or corporate changes, or best market practices.

5.	To draft and submit to any relevant authorities or entities any communications, documentation or prospectuses necessary for the implementation or execution of the Plan.

6.	To adopt, execute and formalize any public or private documents deemed necessary or advisable for the full implementation and development of the Plan.

7.	To determine the mechanisms for the delivery or acquisition of the Class A shares under the Plan and the appropriate funding arrangements, if needed.

8.	To decide not to implement the Plan or any part thereof, or to exclude certain Participants where circumstances so require.

9.	In general, to carry out any actions and execute any documents necessary or advisable for the validity, effectiveness and successful outcome of the Plan.

Eleventh.	Approval of an inconsistency correction with respect to the stock options over Company shares granted to Mr. Thomas Glanzmann, approved by the General Shareholders' Meeting on 16 June 2023.

The Ordinary General Shareholders' Meeting held on 16 June 2023 approved, under resolution "Thirteenth", the award of stock options over Company shares to Mr. Thomas Glanzmann, then Executive Chairman of the Company. In said resolution, it was established that the exercise price of the Options (as defined in said resolution) would be €12.84.

As an extraordinary measure aimed to rectify an inconsistency as a matter of fairness, to correct the exercise price of the Options granted to Mr. Thomas Glanzmann for it to be the same price established under the Stock Option Plan for the senior management team, approved by the same General Shareholders' Meeting under resolution "Twelfth", being this price €8.96.

Twelfth.	Authorization to the Board of Directors to call, if necessary, Extraordinary General Shareholders' Meetings of the Company with at least 15 days in advance, in accordance with article 515 of the Capital Companies Act.

In accordance with the provisions of Article 515 of the Capital Companies Act (Ley de Sociedades de Capital), to authorize the call, if so required, of Extraordinary General Shareholders' Meetings of the Company with at least fifteen (15) days in advance. Said authorization shall be in force until the next Ordinary General Shareholders' Meeting of the Company is held.

Thirteenth.	Authorization for the derivative acquisition of treasury stock, revoking and leaving without effect the authorization agreed by the Ordinary General Shareholders' Meeting of October 9, 2020.

To authorise the Board of Directors of the Company to acquire the Company’s own shares or subscription rights by purchase, exchange, allotment of shares or any other procedure established by Law, whether directly or through any of its subsidiaries, within the limits and subject to the requirements set forth below:

(i)	That for as long as there are Class B shares, the acquisition between Class A and Class B shares is made on a pro-rata basis, and under the same terms and conditions.

(ii)	That the nominal value of the acquired shares, including the shares owned by the Company or its subsidiaries, does not exceed 10% of the share capital of the Company at any time.

(iii)	That as a consequence of the acquisition, including the shares that the Company or the shares that any individual acting in his own name but on behalf of the Company had previously acquired and have become treasury shares, the Company’s equity is not lower than the share capital plus the unavailable reserves required by law or the Company’s by-laws.

(iv)	That the acquired shares are fully paid-up.

(v)	The maximum acquisition price will be the price of Class A shares listed on the Stock Market on the day the acquisition takes place or, if applicable, the price permitted by the National Securities Market Commission (Comisión Nacional del Mercado de Valores). The minimum price will be 100% of the nominal value of each Class A share.

(vi)	This authorization is granted for a maximum term of five years.

(vii)	The acquired shares may be given to the employees or directors of the Group, either directly or as the result of exercising the option rights they are entitled to.

Revoke and declare void the previous authorization for the acquisition of the treasury stock granted by the Ordinary General Shareholders Meeting on October 9, 2020.

Fourteenth.	Granting of authorities to formalize and execute the resolutions passed by the General Shareholders' Meeting.

To empower all the members of the Board of Directors, as well as the Secretary and Vice Secretary non-members, so that any of them, indistinctively, may formalize in a public deed the resolutions passed at the General Shareholders’ Meeting, with the authorities to amend, correct or interpret their wording based on the oral or written evaluation of the Commercial Registry and for the sole purposes of their registration in the same, being able, as the case may be, to request their partial registration. Said authorization also comprises the granting of all kinds of public or private documents as may be deemed necessary for the execution, development and formalization of all resolutions passed at the General Shareholders’ Meeting, with no limitation.

* * * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  June 5, 2025